UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017.

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

This Form 6-K consists of the presentation made by Jeronimo Folgueira, Chief Executive Officer, and Robert O’Hare, Chief Financial Officer of Spark Networks SE, at a conference in New York City on December 7, 2017, which appear immediately following this page.

Investor Day New York City December 7, 2017

Safe Harbor Statement 2 Forward - Looking Statements All statements other than statements of historical fact are forward - looking statements. These forward - looking statements involve known and unknown risks, uncertainties, and other factors that may cause our performance or achievements to be materially different from those of any expected future results, performance, or achievements. Forward - looking statements speak only as of the date they are made , and we assume no duty to update forward - looking statements . Readers are cautioned that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward - looking statements. Words and expressions reflecting optimism, satisfaction, or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates,” and variations thereof, or the use of future tense, identify forward - looking statements, but their absence does not mean that a statement is not forward - looking. Forward - looking statements include, but are not limited to , statements about the benefits of the business combination with Spark Networks Inc. (the “Business Combination”), statements about the ability to drive superior growth or achieve cost savings, statements about operating a diverse global platform of premium online dating sites, statements about the ability to leverage strengths of each of the companies in the Business Combination to provide exceptional user experience and drive stockholder value, statements about the expected size of the combined company following the Business Combination, statements about the projected financial results of the combined company for 2018, statements about the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such forward - looking statements are not guarantees of performance and actual results could differ materially from those contained in such statements. Factors that could cause or contribute to such differences include, but are not limited to : the risk that the benefits from the Business Combination may not be fully realized or may take longer to realize than expected; risks related to the degree of competition in the markets in which we operate; the effect of the Business Combination on our ability to retain and hire key personnel, operating results and business generally; our ability to continue to control costs and operating expenses; our ability to achieve the intended cost savings; our ability to promptly and effectively integrate the businesses of Spark Networks Inc. and Affinitas GmbH; our ability to generate cash from operations, lower - than - expected revenues, credit quality deterioration or a reduction in net earnings; our ability to raise outside capital and to repay debt as it comes due; our ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by our competitors ; our ability to maintain strong relationships with branded channel partners; our ability to enforce intellectual property rights and protect our intellectual property; general competition and price measures in the market place; general economic conditions; and the other concerns identified in the section titled “ Risk Factors” in our Registration Statement on Form F - 4 filed with the U.S. Securities and Exchange Commission. Non - IFRS Financial Metrics This presentation contains certain non - IFRS financial measures. Non - IFRS measures should not be considered as an alternative to IFRS financial measures. Non - IFRS measures may not be calculated or comparable to similarly titled measures of other companies. See non - IFRS reconciliations below in this presentation for a reconciliation of these measures to the most directly comparable IFRS financial measures. Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow is not a measurement of the company’s financial performance under IFRS and should not be considered as an alternative to net income or any other performance measure derived in accordance with IFRS. Management uses these non - IFRS financial measures to facilitate comparison of it operating performance from period to period. We believe these non - IFRS financial measures are useful for investors, analysts and other interested parties as they facilitate company - to - company operating performance, by excluding potential differences caused by variations in (i) non - cash items such as stock - based compensation, asset impairments, non - cash currency translation adjustments related to an inte r - company loan and (ii) one - time items that have not occurred in the past two years and are not expected to recur in the next two years .

06.12.2017 3 Team, Presentation title Introduction

Mission Statement 4

Management Team 5 Jeronimo Folgueira , Chief Executive Officer (Berlin) • Joined Affinitas October 2015 • Prior experience: • Betfair • Bigpoint • RTL Group Rob O’Hare , Chief Financial Officer (New York) • Joined Spark Networks Inc. March 2015 • Prior experience: • Square Inc. • Pandora Media, Inc. • Spectrum Equity Investors Michael Schrezenmaier, Chief Operating Officer (Berlin) • Joined Affinitas September 2012 • Prior experience: • Kuehne + Nagel • European Founders Fund Benjamin Hoskins, Chief Technology Officer (Berlin) • Joined Affinitas January 2017 • Prior experience: • OLX • eBay UK Ltd • emergn Herbert Sablotny, Chief Strategy Officer (Berlin) • Joined Affinitas July 2016 • Prior experience: • McKinsey & Company • Goldman Sachs

Spark Networks SE is the result of a merger between Spark Networks Inc. and Affinitas GmbH 6 75% 25%

Note: Pro Forma Figures are unaudited. Affinitas GmbH (“Elite Singles”) results are presented in accordance with IFRS, and Spark Networks, Inc. are in accordance with US GAAP. * Adj. EBITDA excludes stock - based compensation expense, transaction fees, executive severance and other one - time charges . Please see appendix for reconciliation from Net Income. Spark Networks SE Overview Key Brands Pro Forma Financials (LTM June ‘17) Other Information • Over 250 employees, +85% are based in Berlin, Germany • Offices in Berlin (headquarters), New York, and Utah • ~500k monthly paying subscribers worldwide • ADR listed on NYSE American: LOV Adj. Revenue €107 million $118 million Adj. EBITDA €11 million $12 million 7 29 Countries, 15 Languages Cash €15 million $17 million Net Cash €4 million $4 million

Company History: from eDarling to Spark Networks SE 8 2009 2010 2011 2012 2013 2014 2015 2016 eDarling in Germany was the first country / brand launched by Affinitas GmbH Invested in the company Entry into English - speaking markets under the EliteSingles brand EliteSingles enters US Market Acquired French competitor Attractive World on 30 th Sep 2016 Early Investors in Affinitas GmbH Rapid international expansion including France, Spain, Netherlands, Russia, and Poland … Sold position in the company back to existing shareholders Merger with Spark Networks Inc. (75:25 ratio) 2017 Renamed the company Spark Networks SE, and listed on NYSE American

1 21 36 42 46 50 60 74 107 - 6 - 14 - 9 - 6 - 2 2 2 6 11 -20 0 20 40 60 80 100 120 2009 2010 2011 2012 2013 2014 2015 2016 H1'07 LTM Revenues Adj. EBITDA 9 EliteSingles enters US Market Post - merger Acquisition EliteSingles enters UK, AU & CA International Expansion € in MM Last funding round Note: Affinitas: Samadhi consolidated only from Q4 2016. Figures prior to 2015 are unaudited and presented in in local GAAP. Historical Financial Performance

10 We manage a differentiated portfolio of top brands, and are one of the 5 largest players in the US Platform of Scale Lower - cost Berlin operating base allows for sustainable growth investments and strong cash flow generation Cost Advantage History of both driving organic growth through new product and market launches and executing accretive M&A Track Record of Growth Key Takeaways

06.12.2017 11 Team, Presentation title The Spark Platform

We have an unique portfolio of strong brands with a clear positioning in the Premium & Serious Dating segment The Match Group Spark Networks SE Premium Subscriptions Freemium Casual/Chat (high volume) Serious long - term relationships (low volume) Advertising The Meet Group 12 Badoo Everything Subscriptions

Brand Target Age Description 35+ Leading dating platform for successful, college - educated professionals 30+ Leading Jewish dating platform in the world since 1997 30+ Personality - based matchmaking for people seeking a serious long term relationship All Leading Christian dating platform in the United States 30+ Dating platform for discerning singles in France; member moderated community 20 - 35 Jewish dating for millennials All Market leader for the Mormon Community 50+ Senior dating 50+ (to be re - launched in Dec 2017) Our Portfolio of Brands 13

14 Other Brand Mix Geo Mix USA Canada France UK Australia Germany Spain Belgium Other Note: mix based on H1 2017 revenues in €. Brand & Geographic Mix

15 366,000 paid subscribers (Q2 2017) 115,000 paid subscribers (Q2 2017) Powerful portfolio of brands with nearly 500,000 total average monthly paid subscribers Affinitas GmbH Brands Spark Networks Inc. Brands Note: Subscriber figures are quarterly averages. Nearly Half a Million Monthly Paying Subscribers

We are one of the top 5 players in the US market, profitable and playing an active role in industry consolidation 16 We are one of only 5 companies with over € 100M of subscription dating revenue operating in North America out of 4,500 dating players, and the only publicly listed company apart form The Match Group to offer exposure to online dating subscriptions Note: Market cap as of 5 Dec. 2017. Excludes Parship Elite Group as they do not operate in North America and The Meet Group given the majority of their revenue comes from advertising instead of subscriptions Company Revenues Market Cap 1 The Match Group $1.3bn $7.7bn 2 Badoo (incl. Bumble) Private Private 3 Zoosk Private Private 4 eHarmony Private Private 5 Spark Networks SE $118m $145m 16

06.12.2017 17 Team, Presentation title Operating Costs

18 Note: Figures are unaudited and exclude the impact of Stock Based Compensation expense. EliteSingles results are presented i n a ccordance with German GAAP. * Excludes transaction fees, executive severance and other one - time charges. (% of Revenue) Affinitas GmbH Spark Networks Inc Spark Networks SE Long - term Target Revenue 100% 100% 100% 100% Marketing Spend 63% 13% 51% 40 - 45% Contribution Margin 37% 87% 49% 55 - 60% Total Operating Expenses* 28% 71% 39% 20 - 25% Adj. EBITDA Margin* 8% 15% 10% 30 - 40% Non - GAAP Net Income* 4% - 15% - 1% 20 - 30% Free Cash Flow 9% 3% 8% 15 - 25% Spark Networks SE is cash flow positive before implementing cost synergies. With cost synergies on Spark Networks Inc, we expect the Group to generate significant free cash flow for acquisitions and further growth investments LTM 30 June 2017 Current & Long Term Target Margins

19 Identified Cost Synergies Average Cost per Head* x Termination of the MSA with PEAK6 at the end of 2017 x Termination of most Spark Networks Inc. executive employment agreements in Q4 2017 x Closing the Los Angeles Office in Q1 2018 x Other efficiencies (scale benefits, duplicated contracts, etc.) Spark Networks Inc Affinitas GmbH - 40% * Figures exclude Customer Support and are fully burdened for benefits and bonuses. We currently expect over €5m in cost synergies Cost Synergies at Spark Networks, Inc.

06.12.2017 20 Team, Presentation title Growth Drivers

We have consistently grown Revenue organically and through M&A while also scaling profitability 1 21 36 42 46 50 60 74 107 - 6 - 14 - 9 - 6 - 2 2 2 6 11 -20 0 20 40 60 80 100 120 2009 2010 2011 2012 2013 2014 2015 2016 H1'07 LTM Revenues Adj. EBITDA 21 EliteSingles enters US Market Acquisition EliteSingles enters UK, AU & CA International Expansion € in MM Last funding round Note: Affinitas: Samadhi consolidated only from Q4 2016. Figures before 2015 are unaudited and presented in local GAAP. Post - merger

22 Language/Geo Mix Monthly Pro Forma Combined Revenue Note: Spark Networks Inc. revenues were converted into € with monthly average exchange rates Jan 15 Feb 15 Mar 15 Apr 15 May 15 Jun 15 Jul 15 Aug 15 Sep 15 Oct 15 Nov 15 Dec 15 Jan 16 Feb 16 Mar 16 Apr 16 May 16 Jun 16 Jul 16 Aug 16 Sep 16 Oct 16 Nov 16 Dec 16 Jan 17 Feb 17 Mar 17 Apr 17 May 17 Jun 17 Jul 17 Aug 17 Sep 17 However, continued organic growth will be dependent upon stabilizing JDate and Christian Mingle revenue Affinitas GmbH Spark Networks Inc Flat growth spark networks

Organic Growth Potential of EliteSingles in the US

Elite SINGLES

Country	Launch Date	Aided Awareness	*Est. Market Share*
France	May 2013	63%	*~8%*
UK	July 2013	49%	*~5%*
Canada	April 2014	62%	*~10%*
USA	Sep 2015	16%	*1%*

Fun fact: EliteSingles app is consistently the #3 top grossing app in Canada after Tinder and Bumble on Lifestyle

Every 5 points of "aided awareness" is worth €50m in revenue. However, scaling larger countries requires significant capital and time. Our US marketing investments have generated healthy returns, and we intend to continue to invest in this market

Note: Aided brand awareness figures based on customer survey data from Q2 2017.

23

We currently only capture a fraction of the opportunity 24 … Growth: New Markets x New Brands x New Channels North America International … Indicative … Currently served Currently unserved Non - public information …

25 We believe M&A activity allows us to scale our operations and grow our brand portfolio in a value accretive way Deal Value €6.8m $32m EBITDA €1.0m $1.0m Multiple 6.8x 32.0x Cost Synergies €1.0m $5 - 8m Adjusted Multiple 3.4x 5.3 - 3.6x Further consolidation will continue to be a key growth vector for Spark Networks SE M&A Track Record

Strategic Options for Spark Networks SE 26 We have a long track record of executing across all three strategic development paths and will leverage this knowledge to drive future growth More Channels/ increase Spend More Countries More Brands x TV x Affiliate x SEM x Facebook x Display x Email Marketing x OOH × Radio × Partnerships x USA x Canada x France x UK x Australia x ... × India × China × Brazil × ... x Jewish Dating x Christian Daring x Professionals x Senior Dating x ... × Same - sex Dating × African - American × Mass - Market × ...

06.12.2017 27 Team, Presentation title Brand Review

28 • EliteSingles, eDarling and SilverSingles are the core of new Spark’s product portfolio with over 2/3 of revenues generated by these brands • Product is a classic online matchmaking service with an extensive registration process based on a scientific questionnaire (280 questions) offering a limited number of matches per day. • Monetization is 100% via subscription with a hard paywall • Approx. 70% of monthly signups come from mobile Product & Tech Overview – EliteSingles / eDarling

29 • JDate and Christian Mingle are certainly the strongest and most known brands (in the U.S.) in our portfolio • Product is an online personals service with an open search functionality to browse the user base . • Users must subscribe to communicate on the platform • Monetization is 100% via subscriptions but as classic freemium (soft paywall ) Product & Tech Overview – JDate / Christian Mingle

30 • JSwipe is the leading dating app for the Jewish community and the most innovative product in the portfolio • It is a well - known brand among millennial users from the Jewish community • Pureplay iOS / Android app product • Freemium model. Monetization done both via subscriptions as well as “a la carte” options Product & Tech Overview – JSwipe

31 • AttractiveWorld is a well - established brand in France with a similar target group to EliteSingles • Its key feature is that the community has to vote new members in before they can use the product and only 1 in 3 are accepted • It is an open - database and users can browse using various filters • Monetization is 100% via subscriptions Product & Tech Overview – AttractiveWorld

32 • Spark Network SE key strategy for tech & product in 2018 is to create a common platform which can integrate all brands • Only a common platform will • facilitate fast and cost efficient roll - out of new features to all brands (ensuring all brands are state - of - the - art) • facilitate fast and cost efficient creation of new brands and expansion to new countries • enable further M&A and rapid integration • ensure a very lean product and tech organization • Eventually shared liquidity We run six major brands on 4 different tech platforms Key Project for 2018: New Unified Technology Platform

06.12.2017 33 Team, Presentation title Conclusion

34 We manage a differentiated portfolio of top brands, and are one of the 5 largest players in the US Platform of Scale Lower - cost Berlin operating base allows for sustainable growth investments and strong cash flow generation Cost Advantage History of both driving organic growth through new product and market launches and executing accretive M&A Track Record of Growth Key Takeaways

06.12.2017 35 Team, Presentation title Appendix

Summary Ownership & Capitalization 36 Top Holders Detail (ADRs in MMs) ADRs % of Total Affinitas Phantom Share GmbH 2.8 21.1% Rocket Internet SE 2.3 17.7% Mercutio GmbH 1.2 9.0% Holtzbrinck Ventures NM GmbH 1.1 8.2% PDV Inter-Media Venture GmbH 1.1 8.2% Lloyd Miller 0.6 4.3% PEAK6 0.5 3.8% Top Seven Holders 9.5 72.2% Total ADRs Outstanding 13.2 Valuation Overview ($MMs except per share figures) 12/5/17 Enterprise Value Calculation: Share Price 10.98$ American Depository Receipts (ADRs in MMs) 13.2 Market Capitalization 144.6$ Net Cash (6/30/17) 4.3 Enterprise Value 140.4$

3% 3% 5% 6% 6% 10% 15% 16% 16% 22% 22% 27% 28% 30% 34% 42% 52% 57% 67% 72% 83% 91% 0% 20% 40% 60% 80% 100% Happn Silver Singles Live links Spark.com JSwipe Coffee Mets Bagel BlackSingles.com EliteSingles Bumble BlackPeopleMeet It's Just Lunch JDate Farmers Only OurTime Grindr Zoosk OKCupid Plenty of Fish Tinder Christian Mingle Match eHarmony Aided Awareness – Suggested List 37 US Awareness Tracker Results (Q2 2017) Christian Mingle is our best known brand in the US, in total we have 7 brands with brand awareness 37 1% 2% 2% 2% 2% 3% 3% 3% 4% 6% 6% 9% 10% 14.4% 24% 24% 52% 64% 0% 20% 40% 60% 80% It's Just Lunch Coffee Meets Bagel Hinge BlackPeopleMeet Cupid EliteSingles Grindr OurTime Farmer's Only Bumble Jdate Zoosk Christian Mingle OkCupid Plenty of Fish Tinder eHarmony Match Unaided Brand Recognition – No prompt Note: Aided brand awareness figures based on customer survey data from Q2 2017.

Reconciliation of Net Income / (Loss) to Adj. EBITDA – Affinitas GmbH 38 Reconciliation of Total Comprehensive Income/(Loss) to Adj. EBITDA: LTM (€ in 000s) FY 2016 H1'17 H1'16 6/30/17 Total Comprehensive income/(loss) for the period 691€ (1,704)€ (69)€ (944)€ Discontinued operations 632 - 607 25 Net finance expenses 268 346 81 533 Income taxes 1,082 (616) 239 227 Depreciation 251 98 45 304 Amortization 1,027 1,407 8 2,426 Impairment of property, plant and equipment - 25 - 25 Share-based compensation 991 376 556 811 Non-recurring financing, acquisition, and severance costs 927 2,438 49 3,316 Adjusted EBITDA 5,869€ 2,370€ 1,516€ 6,723€

Reconciliation of Net Loss to Adj. EBITDA – Spark Networks Inc. 39 Reconciliation of Net Loss to Adj. EBITDA: LTM ($ in 000s) FY 2016 H1'17 H1'16 6/30/17 Net loss (6,890)$ (4,644)$ (3,079)$ (8,455)$ Interest expense 83 78 33 128 Income tax (benefit) provision (1,028) (92) (516) (604) Depreciation 3,234 3,374 1,458 5,150 Impairment of intangible and long-lived assets 4,629 24 91 4,562 Amortization of intangible assets 293 98 156 235 Non-cash currency translation adjustments (66) (423) (64) (425) Stock-based compensation 982 345 666 661 Non-recurring legal, financing, acquisition, and severance costs 1,234 2,530 431 3,333 Adjusted EBITDA 2,471$ 1,290$ (824)$ 4,585$

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: December 7, 2017	By:	/s/ Robert O’Hare
		Name:	Robert O’Hare
		Title:	Chief Financial Officer